Exhibit 99.4

Amcor Limited

Long Term Incentive Plan

2017/18 Terms and Conditions

August 2017

1                 Introduction

These Terms and Conditions set out relevant information relating to the Award under the Long Term Incentive Plan for 2017/18 in addition to the information set out in your Offer Document. Your Award will be granted on the terms and conditions contained in your Offer Document, these Terms and Conditions and the Plan Rules. That is, the Offer Document, together with these Terms and Conditions and the Plan Rules, comprise the entire contractual terms and conditions governing the allocation of Awards to you.

Allocations being made to you under this offer are outlined in the Offer Document. The key features of the instruments being offered are outlined below:

Options

•             You have the right to acquire a Share at a future point in time upon exercise of the Option and payment of the Exercise Price;

•             Vesting is dependent on satisfaction of time, performance-based and share price-based Vesting Conditions; and

•             The reward to you is equal to the ‘growth’ (if any) in the price of the underlying Share up to the time of exercise, relative to the Exercise Price.

Performance Rights

•             You have the right to acquire a Share at a future point in time;

•             Vesting is dependent on satisfaction of time and performance-based Vesting Conditions;

•             No Exercise Price is payable; and

•             The reward to you is the full value of the underlying Share.

Definitions

Set out below are definitions for key terms applying to your Award which are used in these Terms and Conditions:

TERM	MEANING
Amcor or Company	Amcor Limited.
ASX	Australian Securities Exchange.
Award	An Option or Performance Right granted under the Plan.
Base Date	The commencement or reference date for measurement of TSR. The Base Date for TSR will be 1 July 2017.
Board	The board of directors of the Company or a committee appointed by the board of directors of the Company.
Exercise Price

The price that must be paid by the Participant in order to exercise Options. The Exercise Price for the Options is specified in these Terms and Conditions. No amount is paid to exercise Performance Rights.

Expiry Date	The date on which an Award expires.
Financial Misstatement Circumstance

Circumstances or events which, in the opinion of the Board, may, or are likely to, affect the Group’s financial soundness or require re-statement of the Group’s financial accounts, including, without limitation, as a result of misrepresentations, errors, omissions or negligence.

Group	The Company and its subsidiaries.
Notice of Exercise	A duly completed and signed notice of exercise (where applicable) of an Award by a Participant, in the form approved by the Board from time to time.
Offer Document	The document provided to eligible employees inviting them to participate in the Plan.
Option	A right to acquire a Share at a future point in time upon meeting specified Vesting Conditions and upon exercise and payment of an Exercise Price.
Participant	Any eligible employee, as determined by the Board, invited to participate in, and to whom an Award is made, under the Plan.
Peer Groups	The groups of companies that Amcor has selected to measure its TSR performance against for the purpose of determining whether an Award has vested as described in Section 2.3.
Performance Condition	As set out in Section 2.1.1.
Performance Right	A right to acquire a Share at a future point in time upon meeting specified Vesting Conditions (no Exercise Price).
Plan	The Amcor Limited Long Term Incentive Plan.
Plan Rules	The rules governing the operation of the Plan, as amended from time to time.
Related Body Corporate	As set out in the Corporations Act 2001 (Cth).
Relevant Stock	An ordinary share in a company within a Peer Group by reference to which relative TSR

TERM	MEANING
performance will be assessed to determine vesting of Awards.
RoAFE	Return on Average Funds Employed (calculated on a continuing basis) in respect of a given period, as set out in Section 2.1.1 and 2.2.
Share	One fully paid ordinary share in Amcor.
Share Price Condition	As set out in Section 2.1.1(ii).
Test Date

The Test Date is no later than 31st August following the end of a Test Period, and is the time at which testing occurs to determine whether specified Vesting Conditions have been met during the relevant Test Period in respect of an Award.

Test Period	The period by reference to which Amcor will determine whether specified Vesting Conditions in respect of an Award have been satisfied.
TSR	Total Shareholder Return.
Vesting Conditions

Time and/or performance conditions or other conditions to vesting, as determined by the Board in its discretion and advised to a Participant in the Offer Document, and which must be met (or waived, in the Board’s discretion) before an Award vests and can be exercised or delivered.

Vesting Notice	A notice to a holder of an Award that, to the extent specified in the notice, the Vesting Conditions applicable to the Award have been satisfied, or waived by the Board in its discretion.
Vesting Period	The relevant period of time specified in these Terms and Conditions for an Award.

2                 Vesting

2.1       Vesting Conditions

Your Award will be subject to time and performance conditions.

This means that your Award will not vest and cannot be exercised, and you will not receive the underlying Shares, until a certain point in time, and the number of Awards which vest and may be exercised (and therefore the number of Shares you will receive) will be dependent on the successful achievement of performance conditions (see “Key dates” below).

The Board retains the discretion to alter the Vesting Conditions, including the Performance Conditions, in the event of any material event (such as an acquisition or divestment) or other strategic initiative that affects Amcor’s capital structure or the relevance of the conditions.

2.1.1 Vesting and Performance Conditions

Awards are subject to the following Vesting Conditions:

•                  achievement of a specified annual Earnings Per Share (EPS) growth rate as well as achievement of a percentage target for Amcor’s Return on Average Funds Employed (RoAFE) (EPS & RoAFE Condition); and

•                  a measure of Amcor’s relative Total Shareholder Return (TSR) performance against two Peer Groups (TSR Condition),

(together, Performance Conditions).

In addition, for those Options in respect of which the Performance Conditions are deemed to be satisfied, a Vesting Condition based on Amcor’s share price will apply (Share Price Condition).

i)                Performance Conditions

EPS & RoAFE Condition

Vesting of 50% of your Award is subject to the EPS & RoAFE Condition.

Amcor’s EPS will be measured over the 3 year Test Period. Amcor needs to achieve an average growth rate of between 5% per annum and 8% per annum in order for the EPS & RoAFE component of the Award to vest. Straight-line vesting will apply for performance between these growth rates.

This component of the Award is also subject to a condition that RoAFE is at or above 18% in the financial year prior to vesting. RoAFE is calculated as the annualised profit before interest, tax and after significant items earned by Amcor during a reporting period, as a percentage of the average funds employed by Amcor during a reporting period.

TSR Condition

Vesting of the other 50% of your Award is determined based on relative TSR performance against the Peer Groups, being a select comparator group of ASX companies and international packaging peers (half the vesting outcome is attributable to each group). Your Award vests if Amcor’s performance is between the 50th percentile and 75th percentile of the comparator groups.

The following table sets out the percentage of total Awards that will vest based on the combined outcome of the Performance Conditions. To calculate the total percentage of Awards that will vest, add together the percentage that will vest under the EPS & RoAFE Condition and the percentage that will vest under the TSR Condition. For example, if 25% of Awards vest under the EPS & RoAFE Condition and 50% vest under the TSR Condition, then 75% of the total Awards will vest.

Performance attributable to 50% of the Award:

EPS & RoAFE Condition:

Average annual EPS growth over the Test Period combined with RoAFE at or above 18% in the 2019/20 financial year	Percentage of Total Awards that will vest
RoAFE less than 18%	0% of Awards will vest
Average annual EPS growth less than 5%	0% of Awards will vest
Average annual EPS growth equal to 5%	25% of Awards will vest
Average annual EPS growth greater than 5% but less than 8%	25% of Awards will vest, plus an additional amount calculated on a straight line basis for any annual EPS growth outcome greater than 5% but less than 8%
Average annual EPS growth equal to or greater than 8%	50% of Awards will vest

Performance attributable to the other 50% of the Award:

TSR Condition:

TSR Ranking:	Percentage of Total Awards that will vest
Below the 50th percentile	0% of Awards will vest
At the 50th percentile	25% of Awards will vest
Above the 50th percentile but below the 75th percentile	25% of Awards will vest, plus an additional 1% for each 1 percentile increase above the 50th percentile
At or above the 75th percentile	50% of Awards will vest

ii)            Share Price Condition

In relation to any Option for which the Performance Conditions are deemed to be satisfied, the Share Price Condition will then be tested. The Share Price Condition will be satisfied if the volume weighted average price of Shares on ASX over the five trading days prior to 30 June 2020 exceeds the Option exercise price.

If the Share Price Condition is not satisfied, testing will continue monthly using the volume weighted average price of Shares on ASX over the five trading days prior to the end of each calendar month until the earlier of vesting or expiry of the Option.

Any unvested Awards will lapse at the end of the Vesting Period.

2.1.2           Summary of Key Dates applicable to the testing of the Performance, Time and Share Price conditions

Performance Condition			Time Condition
	Test period starts	Test period ends	Vesting Period starts	Vesting Period ends (1)	Vesting Period ends (2)	Expiry Date
EPS & TSR	1 Jul 2017	30 Jun 2020	1 Jul 2017	31 Aug 2020	30 Sep 2023	31 Oct 2023
RoAFE	1 Jul 2019	30 Jun 2020
Share Price condition	Testing based on the five trading days immediately preceding 30 June 2020 - if not satisfied see 2.1.1(ii)

(1)              When both the Performance & Share Price Conditions are deemed to be satisfied

(2)              When the Share Price Condition is NOT deemed to be satisfied as at 31 August 2020

2.2                     EPS and RoAFE Condition

2.2.1           Assessment Methodology

EPS (after significant items) is determined on a constant currency basis (to avoid windfall gains and losses by virtue of currency movements) and is calculated by dividing the net profit (after significant items) attributable to ordinary shareholders for the relevant reporting period, by the weighted average number of ordinary shares on issue during the reporting period excluding ordinary shares purchased by Amcor and held as treasury shares, adjusted for any bonus issue.

RoAFE is calculated as the annualised profit before interest, tax and after significant items earned by Amcor during a reporting period, as a percentage of the average funds employed by Amcor during a reporting period. Average funds employed is calculated in respect of a reporting period as the total of the funds employed each month from July to the end of the relevant reporting period, divided by the number of months from (and including) July to the end of the relevant reporting period.

‘Funds employed’ for this purpose is a balance sheet measure for management reporting. Using the asset side approach, it is the sum of:

•             working capital;

•             current assets (excluding cash and short term deposits);

•             non-current assets;

•             current liabilities (excluding borrowings); and

•             non-current liabilities (excluding borrowings).

The following calculation example of RoAFE is based on a notional September reporting period (ie July to September):

	July	August	September
Funds Employed	$1,000	$1,050	$1,030
Average Funds Employed = (1,000 + $1,050 + $1,030) / 3 = $1,027
Year to date PBIT to September = $35 Annualised PBIT = 35 / 3 x 12 = $140
RoAFE = 140 / 1,027 = 13.6%

Amcor will determine RoAFE in accordance with the above principles.

In addition, the Board may exercise its discretion to exclude significant items in the calculation of EPS and RoAFE for the purpose of determining vesting outcomes. Such items may be those relating to strategic initiatives or material events that are outside of normal operational activities.

The Board will determine the final EPS and RoAFE hurdles to be used for the purposes of determining vesting outcomes, by no later than 30 June 2019. This is to allow the Board flexibility to either adjust the EPS and RoAFE hurdles, or adjust the structure of these hurdles, to ensure they remain relevant in the event of material events or strategic initiatives that affect Amcor’s capital structure or the relevance of the performance conditions.

Amcor’s determination of EPS and RoAFE will be final in the absence of manifest error.

Amcor will determine both EPS and RoAFE performance by no later than 31 August following the end of the Test Period. These Performance Conditions will not be re-tested. Information on Amcor’s EPS and RoAFE performance will be made available to you during the Vesting Period.

2.3                     TSR Condition

2.3.1           Assessment methodology

Relative TSR performance will be based on the percentile ranking of Amcor against the relevant Peer Group. The terms Average Amcor TSR and Average Comparator TSR are explained below.

Amcor will calculate the Average Amcor TSR and the Average Comparator TSR of each company in the relevant Peer Group as described below, subject to Section 2.3.4.

(a)                       The Company will calculate Amcor’s TSR growth and the TSR growth for each Relevant Stock in the Peer Group no later than 31st August following the end of the Test Period (the Test Date).

(b)                       The calculation will be an average TSR growth from the Base Date (1 July 2017) to each trading day during the last three months of the Test Period.

(c)                        The calculation will use closing share price movements on ASX (or, in respect of international companies in the Peer Group, on the principal securities exchange on which the Relevant Stock is quoted), plus dividends paid on the shares (on a pre-tax basis) notionally reinvested to purchase additional shares at the closing market price prevailing on the date the shares begin trading ex the relevant dividend. As far as possible, this will be determined in the same way as changes in the ASX Accumulation Indices are determined.

(e)                   The Board may, in its discretion, disregard any changes in the Amcor TSR or the TSR for each Relevant Stock due to an anomaly, distortion or other event which is not directly related to the financial performance of the Company or another company in the relevant Peer Group. This is intended to preserve equity between the Company and Participants. See section 2.3.4 below for further information.

Amcor will determine Amcor’s relative TSR ranking in each Peer Group in accordance with the above principles. Its determination of Amcor’s relative TSR rankings will be final in the absence of manifest error. Information on Amcor’s relative TSR performance will be made available to you during the Vesting Period.

2.3.2           Peer groups for TSR comparison

Subject to the occurrence of any of the events set out in Section 2.2.4, the Peer Groups will comprise the following ASX listed companies and international industry peers:

Group 1 — ASX Listed Companies

Adelaide Brighton Limited, Ansell Limited, Boral Limited, Brambles Limited, CIMIC Group Limited, Coca-Cola Amatil Limited, Cochlear Limited, Computershare Limited, CSR Limited, CSL Limited, Downer EDI Limited, Dulux Group Limited, Fletcher Building Limited, Goodman Group, GrainCorp Limited, Incitec Pivot Limited, James Hardie Industries plc, Orora Limited, Primary Health Care Limited, Qantas Airways Limited, Ramsay Health Care Limited, ResMed Inc, Sonic Healthcare Limited, Sydney Airport Holdings Limited, Telstra Corporation Limited, Transurban Group, Treasury Wine Estates Limited, Wesfarmers Limited and Woolworths Limited.

Group 2 — International Industry Peers

Aptar Group Inc, Ball Corp, Bemis Co Inc, Berry Plastics Group Inc, CCL Industries Inc, Crown Holdings Inc, Graphic Packaging, Huhtamaki, International Paper, Mayr-Melnhof Karton, Owens-Illinois Inc, RPC Group Plc, Sealed Air Corp, Silgan Holdings Inc, Sonoco Products Co and Westrock Company.

2.2.4           Events that could impact the calculation of TSR and the structure of Amcor’s Peer Groups for the purposes of calculating Amcor’s TSR ranking

Certain events may occur which could affect the structure of the Peer Groups and therefore whether a stock is considered to be a Relevant Stock for the purposes of calculating the TSR for each Relevant Stock in each Peer Group. This may result in the alteration of the composition of companies in either Peer Group from time to time.

The below table sets out some of the events, as well as the implications of these events, that may occur which could affect the structure of the Peer Groups. The Board has the discretion to determine how these events will be treated at the time they arise. Where relevant, the Board may in its discretion apply similar principles in respect of any such events affecting Amcor. Any event which arises which is not listed below (including but not limited to any other material event or other strategic initiative that affects Amcor’s capital structure and/or the relevance of a share in a Peer Group) will be dealt with at the Board’s discretion.

Event	Implication
Takeover, mergers and acquisitions	If a company in a Peer Group is taken over, that company will be removed from the Peer Group. If the acquiring company is in a Peer Group, that company will remain in the Peer Group.

Company failure (eg liquidation)	If there is a company failure, that company will be removed from the relevant Peer Group.

Demerger	The demerged companies will be removed from the relevant Peer Group.

Capital reconstruction	If appropriate, an adjustment to the TSR calculation will be made, depending on the nature of the event.

Capital returns	If appropriate, an adjustment to the TSR calculation will be made, depending on the nature of the event.

Shares suspended at the Test Date	Where a company’s shares are suspended during the Test Period, the effect of that suspension on the TSR calculation will be determined at the discretion of the Board.

Delisting	Where a company is de-listed from the ASX or other relevant exchange, the company will be removed from the relevant Peer Group.

3                                         Exercise and expiry conditions

Where the Vesting Conditions have been met, you may exercise your Awards (where they require exercise) until the relevant Expiry Date, except in circumstances outlined in Section 3.3, subject to Amcor policies, and, in the case of Options, where allowed by section 3.1.

Upon exercise of Awards, you will acquire one Share in Amcor for each Option or Performance Right exercised (subject to any adjustment as noted below and to satisfactory arrangements being agreed to ensure payment or reimbursement of any applicable statutory withholdings — refer section 5.2 below). Any Shares you receive will confer full voting and dividend rights corresponding to the rights of all other holders of Shares in Amcor.

3.1                               Exercise Price

The Exercise Price of Options (being the amount that must be paid by you in order to exercise the Options) for this Award is A$15.87 which is based on the volume weighted average price of Shares on the ASX over the 20 trading days including and following 1 July 2017. The Exercise Price (and the number of Shares that may be delivered on exercise of an Option) may be adjusted in accordance with the Listing Rules of the ASX in the event of a demerger or a reorganisation of the issued ordinary share capital of Amcor, or otherwise as contemplated by the Plan Rules.

Options may only be exercised where the Amcor share price at the date of exercise exceeds the Exercise Price determined at the date of grant or as adjusted in the event of a reorganisation of the issued ordinary share capital of Amcor, or otherwise as contemplated by the Plan Rules.

No Exercise Price is payable upon exercise of Performance Rights. However, the number of Shares that may be delivered on exercise of a Performance Right may be adjusted in accordance with the Listing Rules of the ASX in the event of a demerger or a reorganisation of the issued ordinary share capital of Amcor, or otherwise as contemplated by the Plan Rules.

If you require the current market price of Shares at any time until the due date for acceptances specified in Section 6 (or, if you are issued Performance Rights and Options under these Terms and Conditions, until all of those Performance Rights and Options have expired or been exercised), this information can be obtained from Amcor’s Intranet site or from the ASX website: www.asx.com.au

3.2                               General expiry conditions

Any unvested Awards will lapse at the end of the relevant Vesting Period.

Awards (that require exercise) that have vested during the Vesting Period will remain exercisable until the relevant Expiry Date, and subject to compliance with Amcor policies. Following this time, any vested Awards that remain unexercised will expire.

3.3                               Exercise or expiry of Awards in different employment circumstances

Cessation of employment will have different consequences on the ability to exercise vested Awards, depending on the circumstances of the termination. For unvested Awards, the consequences of cessation of employment will also differ depending on the circumstances involved. The table below sets out how vested and unvested Awards will be treated in different cessation of employment circumstances.

In certain circumstances on cessation of employment (including retirement, retrenchment and expiry (and non-renewal) of contract), and to the extent that Amcor is permitted by law to do so, Amcor will settle the unvested Performance Rights and Options awarded to you by way of a cash payment on exercise rather than by way of ordinary shares, unless the Board determines otherwise. In respect of a Performance Right, the amount of any such cash payment would be equal to the market value of an Amcor ordinary share as at the date of exercise of the Performance Right. In respect of an Option, the amount of any such cash payment would be equal to the difference between the market value of an Amcor ordinary share as at the date of exercise of the Option and the Exercise Price. Performance Rights and Options that are unvested at the date of termination but remain on foot after termination, will be deemed to be exercised on the date they vest in the ordinary course, unless the Board decides otherwise.

Circumstance	Vested (unexercised) Awards	Unvested Awards
Retirement	Exercisable for a period of 90 days following termination.	Subject to Board Discretion×*
Voluntary resignation	Exercisable for a period of 90 days following termination.	Immediate expiry*.
Retrenchment (at company’s instigation)	Exercisable for a period of 90 days following termination.	Subject to Board Discretion.×*
Death or permanent disablement	Exercisable for a period of 90 days following death or permanent disablement of the Participant.	Immediate expiry.×*
Performance related termination	Exercisable for a period of 90 days following termination.	Immediate expiry.
Expiry (and non-renewal) of contract	Exercisable for a period of 90 days following the end of the term contract.	Subject to Board discretion.*
Summary termination (for gross misconduct)	Immediate expiry.	Immediate expiry.
Parental leave	Awards continue to be subject to normal exercise conditions.	Subject to Board discretion.+
Extended unpaid leave	Awards continue to be subject to normal exercise conditions.	Subject to Board discretion.+
Change in control of the company	Exercisable up to the change in control event.	Subject to Board discretion. #
Material transaction or strategic initiative affecting Amcor’s capital structure, i.e. acquisition and/or divestment	Exercisable up to the material transaction.	Subject to Board discretion. #

×            Retirement in relation to a Participant means that the Participant has voluntarily resigned from Amcor and the Board is of the view that the employee is unlikely to re-enter the workforce. Retrenchment is as defined by the Board. Permanent disablement in relation to a Participant means that the Participant has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely to engage in an equivalent occupation for which he or she is reasonably qualified by education, training or experience.

*            The Board has the discretion to determine the treatment applying to some or all of the Vesting Conditions in certain circumstances (including retirement, retrenchment and expiry (and non-renewal) of contract). The Board also has discretion to determine that Awards do not lapse on cessation of employment and to determine the treatment applying to some or all of the Vesting Conditions applying to those Awards in special circumstances (such as, but not limited to death, and permanent disablement). This discretion may be utilised to apply pro-rated vesting for the time served, and/or to apply a varied performance condition (for example, TSR performance from the time the Award was allocated until the occurrence of the special circumstance) and/or to provide that the performance condition continues to apply and the Award remains ‘on foot’ except that any continuous service requirement no longer applies. Where this discretion is applied and some or all the Awards vest, they will be exercisable by the Participant for a period of 90 days. Unless the Board decides otherwise, the Board will exercise this discretion in accordance with its policy for the treatment of Awards in certain pre-determined circumstances (including retirement, retrenchment and expiry (and non-renewal) of contract). In exercising its discretion the Board may have regard to any circumstances it considers relevant, including laws relating to termination benefits and the Board’s prior practice. Note that certain jurisdictions may not allow for the immediate expiry of unvested awards in certain termination circumstances. In this situation the Board will have full discretion to determine the most appropriate outcome for the Participant and the Company.

+            Subject to Board discretion, a portion of the unvested Awards may expire. The portion that lapses should take into account the length of leave taken by the Participant.

#            The Board (being the Amcor Board in place prior to the change in control/material transaction/strategic initiative affecting Amcor’s capital structure) has full discretion under change in control/material transaction circumstances. This is done to give the Board full flexibility to manage Awards according to what is appropriate for the company and Participants at that time. Alternatives may include waiving Vesting Conditions which have not been satisfied, replacement of unvested Awards with Awards in the acquiring company, satisfying Awards by delivering shares in the acquiring company, allowing Awards to be disposed of by the Participant or vesting Awards on a pro-rata basis.

4                                         Restrictions and conditions

4.1                               Forfeiture and clawback

Awards, or Shares delivered on exercise of Awards, may be forfeited under Rule 5 of the Plan Rules, where the Board has determined that:

(a)         the Participant has committed any act of fraud or defalcation or gross misconduct in relation to Amcor or any of its subsidiaries (each an Amcor Group Company);

(b)         the Participant is found to have committed a serious breach of Amcor’s policies;

(c)          the Award vested, or may vest, as the result of the fraud, dishonesty, or breach of obligations of a person other than the Participant and, in the opinion of the Board, the Award would not otherwise vest or have vested;

(d)         there is a Financial Misstatement Circumstance;

(e)          Amcor, or if applicable, an Amcor Group Company, is required or entitled by law to reclaim an overpaid bonus or other amount from the Participant; or

(f)           the Award is, or was, made to a Participant in error, or on the basis of a misrepresentation or an omission, or on the basis of facts or circumstances that were later, in the opinion of the Board, proven to be untrue or inaccurate.

Where your Award, or part of your Award, or some or all of the Shares delivered on exercise of your Award are forfeited, you will not be entitled to any cash compensation for the forfeiture of the Awards or Shares or to the proceeds from the sale or transfer of any forfeited Awards or Shares. The Board will have the discretion to determine how any rights in respect of Shares are to be dealt with. This forfeiture condition applies to all Awards whilst they are unvested and to vested Awards, and Shares delivered on exercise of Awards, for 3 years from the date of vesting of the relevant Award.

4.2                               Restriction on hedging of unvested Awards

Unvested Awards may not be transferred, assigned or encumbered without the prior written approval of the Board.

You are restricted from hedging the value of unvested Awards and may not enter into a derivative arrangement in respect of unvested Awards granted under the Plan. Breaches of this restriction could result in the Awards being forfeited by you, at the discretion of the Board. Where Awards are forfeited, you will not be entitled to any cash compensation for the forfeiture of the Awards.

4.3                               Disposal restriction

Any unvested Awards may not, without the prior written approval of the Board, be transferred, assigned or encumbered.

4.4                               Transfer or Sale of Vested Awards

Transfer before exercise:

In limited circumstances, the Board may permit you to transfer vested but unexercised Awards to a third party, subject to compliance with the Amcor Share Trading Policy, any minimum shareholding requirement as determined by the Board from time to time, and subject to any disposal restrictions and any forfeiture conditions imposed under the Plan Rules and these Terms and Conditions.

Sale after exercise:

Once Awards have vested, and you have exercised Awards where they require exercise, any Shares acquired can be sold at any time subject to compliance with the Amcor Share Trading Policy, any minimum shareholding requirement as determined by the Board from time to time, and subject to any disposal restrictions and any forfeiture conditions imposed under the Plan Rules.

Tax on transfer or sale:

In the event of the transfer or sale of Vested Awards, you may be subject to tax under the provisions of the tax authorities in the jurisdiction in which you are located. You are responsible for seeking your own professional tax advice which is tailored to your personal circumstances and covers all of the tax matters relating to your participation in the Plan.

4.5                 Contracts of Employment and Other Employment Rights

4.5.1                     Terms and Conditions not part of employment contract

These Terms and Conditions do not form part of any contract of employment or services between the Participant and the Company, or any Related Body Corporate of the Company.

4.5.2                     Termination of employment

Awards, or Shares delivered on exercise of Awards:

(a)              do not confer on any Participant the right to continue as an employee or officer of the Company or any Related Body Corporate of the Company;

(b)              do not affect any rights that the Company, or any Related Body Corporate of the Company, may have to terminate the employment or office of the Participant; and

(c)               may not be used to increase damages in any action brought against the Company, or any Related Body Corporate of the Company, in respect of that termination.

4.5.3                     Connection with Other Incentive Plans

Unless the Board otherwise determines, participation in the Award does not affect, and is not affected by, participation in any other incentive or other incentive plan operated by the Company (including any Employee Equity Incentive Scheme) unless the terms of that other plan provide otherwise.

5                                         Documentation

5.1                               Additional documents

Your Offer Document, together with these Terms and Conditions and the Plan Rules, comprise the entire contractual terms and conditions governing the allocation of Awards to you. Please ensure you retain a copy of your Offer Document and these Terms and Conditions.

Where there is an inconsistency between the Plan Rules, the Offer Document, and the Terms and Conditions, the Plan Rules will prevail to the extent of the inconsistency.

Paper copies of the Plan Rules can be requested from your divisional HR Manager. Copies will be provided to you without charge within a reasonable time of your request.

You should not rely upon any oral statements made to you in relation to this offer. You should carefully read the Offer Document, these Terms and Conditions and the Plan Rules. Any advice provided in relation to this offer is general advice only. Amcor cannot and does not provide specific advice in relation to your participation in the Plan. The Offer Document and these Terms and Conditions do not constitute investment advice nor any recommendation by the Company regarding your participation in the Plan.

If you have specific queries in relation to this offer, your Award or your participation in the Plan having regard to your own particular circumstances it is strongly recommended that you seek your own financial product advice (which is tailored to your personal circumstances) from an independent person who is licensed to give such advice.

5.2                               Referral documents

For information concerning how a future re-organisation of Amcor’s share capital or a change in control event may affect the operation of this Plan, please refer to the Plan Rules.

It is strongly recommended that you seek your own professional tax advice which is tailored to your personal circumstances and covers all of the tax matters relating to your participation in the Plan.

In the event that Amcor reasonably believes it has an obligation to account for taxes, levies or charges of a similar nature in connection with the grant of Awards, you will be required to reimburse the Company for the amounts payable. If alternative arrangements cannot be agreed to, the Company will be entitled to take such action as it sees fit to recover amounts payable, which may include, without limitation, the sale of sufficient Shares.

6                                         Acceptance

You do not need to take any further action in order to participate in the 2017/18 Long Term Incentive Plan and receive your Award.

If you do not want to participate in the Plan and receive your Award, you will be required to complete a Rejection Form by 31 October 2017.

A Rejection Form can be obtained via the share plan administrator’s website or from your HR representative.

If you do not lodge a Rejection Form, your Award will be granted on or around 13 November 2017.

If you participate in the 2017/18 Long Term Incentive Plan and receive an Award, you agree to:

•                  the grant of the Award on the terms set out the Offer Document, these Terms and Conditions and the Plan Rules;

•                  be bound by the Plan Rules (as varied from time to time), the Offer Document and these Terms and Conditions;

•                  become a member of Amcor in relation to any shares allocated to you on vesting and exercise of Awards;

•                  be bound by Amcor’s constitution in relation to any Shares allocated to you on vesting and exercise of Awards; and

•                  acknowledge and confirm that Amcor may use the personal information collected from you in relation to all matters concerning the operation and administration of the Plan and you authorise Amcor to disclose this information to others including the Plan trustee, Plan administrator, other related parties and agents in respect of all matters concerning the operation and administration of the Plan or as otherwise allowed under relevant laws.